Exhibit 99.2

QUEENSTAKE RESOURCES LTD. LETTER TO SHAREHOLDERS

Dear Shareholder,

The directors of Queenstake Resources Ltd. (“Queenstake”) cordially invite you to attend the Annual and Special Meeting of Shareholders of Queenstake (the “Queenstake Meeting”) to be held at 10:30 a.m. Pacific Daylight Time, May 18, 2007 at the Shuswap Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, BC, Canada.

At the Queenstake Meeting, you will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution (the ‘‘Arrangement Resolution’’) approving a proposed business combination by way of a plan of arrangement (the ‘‘Arrangement’’) involving Queenstake and YGC Resources Ltd. (“YGC”).  The full text of the Arrangement Resolution is reproduced at Appendix A to the joint management information circular (the ‘‘Circular’’) which accompanies this letter.

Pursuant to a combination agreement dated March 16, 2007 (the “Combination Agreement”), Queenstake and YGC have agreed to complete a combination of their assets to create a new company named YUKON-NEVADA GOLD CORP. (“Yukon-Nevada”) on the terms and subject to the conditions set out in the Combination Agreement.  Pursuant to the Combination Agreement, each Queenstake Shareholder will be entitled to receive one common share of Yukon-Nevada for each ten common shares of Queenstake held.

The background to this proposed transaction is as follows:

At the end of the third quarter of 2006, Queenstake instructed its financial advisors Blackmont Capital Inc. of Toronto, Ontario to assist Queenstake in identifying, evaluating and pursuing strategic alternatives with the objective of realizing the long-term value of Queenstake’s assets.  A structured process was organized to solicit competitive proposals from companies interested in possible mergers, asset purchases, joint ventures, financing transactions, strategic relationships or other forms of business transaction.  During the fourth quarter of 2006, as part of this strategic review process, Queenstake entered into confidentiality agreements with a significant number of companies, most of whom conducted due diligence on Queenstake, including a site visit to Jerritt Canyon.  Various types of transactions were discussed with such companies and evaluated by the Queenstake Board of Directors, including an acquisition of Queenstake by a larger company, a sale of specific assets of Queenstake (including the Jerritt Canyon processing plant), a merger of Queenstake with a company with complementary assets, or substantially changing the business focus of Queenstake from gold production to exploration only.  In addition, various forms of financing were evaluated including a merger with or acquisition by a company with significant cash, an equity financing, sales of royalties or debt financing.  A short-list of possible candidates was identified of companies that best complemented Queenstake assets and management skills.  Of the companies on this short-list, YGC most closely shared Queenstake’s vision of the long-term potential of the Jerritt Canyon project, both as a mining operation and as an exploration play.  YGC management also clearly shared Queenstake’s commitment to increasing shareholder value through North American gold production in areas of low political and currency risk, to attaining growth through exploration in geologically prospective areas, to environmental stewardship, and to maintaining good relationships with local stakeholders.  YGC was also judged to have the strongest ability to access the necessary financing to create value for shareholders by implementing an aggressive business plan for the combined company.

On February 5, 2007, Queenstake and YGC announced that a letter of intent had been entered into subject to due diligence, regulatory approvals, definitive documentation and other conditions to combine the businesses and assets of the two companies.

Subsequently, effective March 16, 2007, Queenstake and YGC entered into a definitive agreement to combine the companies to form Yukon-Nevada.

In connection with the Arrangement, shareholders of Queenstake will also be asked, among other things, to pass an ordinary resolution to approve a new stock option plan for Yukon-Nevada.

Our preparation for the Queenstake Meeting included the following:

•                                          Reviewing and updating corporate administration and governance matters.

•                                          Commissioning and reviewing a new technical report on our Jerritt Canyon project, which complies with National Instrument 43-101 standards.

•                                          Commissioning and reviewing an independent Fairness Opinion to assist the Board of Directors and the shareholders as they consider their vote on the transaction.

•                                          Full public disclosure of the above and all other pertinent matters.

•                                          Application for all necessary approvals from the relevant securities and regulatory agencies.

•                                          A detailed examination of YGC’s projects, other assets, liabilities and financial and other corporate and business records.

•                                          The inclusion of all of the above into the accompanying Joint Information Circular, which also contains legal discussion, tax consequences, plans for the operation of the new Yukon-Nevada Gold Corp. and explanations of how the two companies will be integrated, including logistical direction for shareholders such as how shares of Queenstake are to be exchanged for shares of Yukon-Nevada.

We ask you to consider the following advantages of the business combination:

•                                          the addition of an attractive advanced growth project to our existing Jerritt Canyon operations;

•                                          the additional exploration potential at Ketza River;

•                                          additional management strength;

•                                          the synergies between Queenstake’s Jerritt Canyon operating/development team and development of Ketza River;

•                                          the development of Ketza River production will diversify operating risks from the one current operation;

•                                          the planned YGC financing will facilitate advancement of the Ketza River and Jerritt Canyon projects and enhance exploration efforts;

•                                          the continuation of Queenstake’s already low geopolitical risk in the combined entity;

•                                          the combination will create operating efficiencies with particular emphasis on the operating Jerritt Canyon Mine in Nevada, and the advancement to near term production of the Ketza River gold property in the Yukon;

•                                          the combination will result in a larger asset base and capitalization, while reducing overhead and creating a broader share trading market with the potential for greater liquidity;

•                                          the combined company will be well positioned for internal growth and have the financial strength and flexibility to take advantage of further consolidation and acquisition opportunities in the gold mining industry; and

•                                          the combined company will have an experienced and entrepreneurial management team with significant operating background.

THE DIRECTORS OF QUEENSTAKE HAVE UNANIMOUSLY APPROVED THE TERMS OF THE COMBINATION AGREEMENT AND THE PLAN OF ARRANGEMENT CONTEMPLATED THEREBY AND UNANIMOUSLY RECOMMEND THAT YOU VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION AT THE QUEENSTAKE MEETING FOR THE REASONS SET FORTH IN THE CIRCULAR.

A description of the combination of the assets of Queenstake and YGC, including the Arrangement and related transactions, is included in the Circular. The directors of Queenstake believe that the Arrangement will create a mid-tier gold company which will be well positioned for significant growth.

The Arrangement Resolution requires the affirmative vote of not less than two thirds of the votes cast by Queenstake Shareholders who vote in respect thereof, in person or by proxy, at the Queenstake Meeting.

We hope you will be able to attend the Queenstake Meeting. Whether or not you are able to attend, it is important that you be represented at the Meeting. We encourage you to complete the enclosed form of proxy and return it, by the time specified in the notice of the Queenstake Meeting and the Circular, to CIBC Mellon Trust Company at the address specified on the form of proxy. Voting by proxy will not prevent you from voting in person if you attend the Queenstake Meeting, but will ensure that your vote will be counted if you are unable to attend.

We ask that you vote in favour of the business combination.  Together, we can forge an exciting future for Yukon-Nevada Gold Corp.

Any questions and requests for assistance relating to the Queenstake Meeting may be directed by Queenstake Shareholders to Wendy Yang, Vice President, Investor Relations at Queenstake Resources Ltd., 999 18th Street, Suite 2940, Denver, CO  80202 or by email at info@queenstake.com.

Sincerely,

signed “Dorian ‘Dusty’ Nicol”

President and Chief Executive Officer
Queenstake Resources Ltd.